Sub-Item 77I: Terms of New or Amended Securities

Effective on or about October 1, 2016, the Board of Trustees of the Registrant (the Board) approved the designation of the Goldman Sachs Financial Square Prime Obligations Fund (the Fund) as an institutional money market fund under Rule 2a-7 under the Investment Company Act of 1940.

Accordingly, effective at the close of business on October 11, 2016, the Class C Shares of the Fund were liquidated, and prior to October 14, 2016, the retail component of the Service Shares of the Fund were redeemed pursuant to a Plan of Liquidation and Redemption approved by the Board.